[redacted]

08001831

RECEIVED
2008 APR 16 P 2:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

SUPPL

April 2, 2008

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 2, 2008 forwarding therewith the Media Release on Buy back of shares.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

PROCESSED
APR 21 2008
THOMSON FINANCIAL

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 2, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Ref : **Buyback of shares**

We have separately reported to stock exchanges about details of shares bought back by us today.

We forward herewith a copy of the media release proposed to be issued by us for your information.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 2, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Ref : **Buyback of shares**

We have separately reported to stock exchanges about details of shares bought back by us today.

We forward herewith a copy of the media release proposed to be issued by us for your information.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

MEDIA RELEASE

Reliance Energy buys back 198,500 equity shares

Mumbai, April 2, 2008: Reliance Energy Limited today bought-back 198,500 equity shares of the Company.

Since the commencement of the buy-back on March 25, 2008, Reliance Energy has so far bought back 11,80,000 equity shares aggregating Rs.150.74 crore.

The board of directors of Reliance Energy Limited has approved buy-back of equity shares of the Company up to an aggregate amount of Rs.800 crore.

Reliance Energy Limited:

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently has a market capitalisation of over Rs.2,65,000 crore, net worth in excess of Rs.40,000 crore, cash flow of Rs.9,000 crore, net profit of Rs.5,000 crore and zero net debt.

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

END